                                   FORM 11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File Number 1-812



                        UNITED TECHNOLOGIES CORPORATION
                             EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)



                        UNITED TECHNOLOGIES CORPORATION
                          United Technologies Building
                              One Financial Plaza
                          Hartford, Connecticut  06101
               (Name of issuer of the securities held pursuant to
          the plan and the address of its principal executive office)

          FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                             EMPLOYEE SAVINGS PLAN

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Pension Administration
  and Investment Committee of
  United Technologies Corporation
  and Members of the United Technologies
  Corporation Employee Savings Plan


In our opinion, the accompanying statements of financial condition and the related statement of income and changes in plan equity present fairly, in all material respects, the financial position of the United Technologies Corporation Employee Savings Plan at November 30, 1994 and 1993, and the results of its operations and the changes in its plan equity for the year ended November 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE  LLP
Hartford, Connecticut
May 25, 1995

              UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                        Statement of Financial Condition
                                November 30, 1994
                    (Thousands of Dollars, except unit value)
                                                                          UTC                                                Funds
                                           Income Fund  Equity Fund   Stock Fund    ESOP Fund   Global Fund   Loan Fund    Combined
Assets:
 Investments:
  Beneficial interests in contract
   issued by insurance companies, at
   cost plus accrued interest             $  2,755,250  $         -  $         -  $          -  $         -  $         -  $2,755,250
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
   Fund, at market                                   -            -            -             -       22,172            -      22,172
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund,
   at market                                         -      301,467            -             -       24,378            -     325,845
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                  -            -            -             -       27,889            -      27,889
  United Technologies Corporation Common
   Stock, at market plus accrued
   dividends ($989)                                  -            -      117,338             -            -            -     117,338
  United Technologies Corporation ESOP
   Preferred Stock, at guaranteed value              -            -            -       887,045            -            -     887,045
  Participant loans, at cost plus
   accrued interest                                  -            -            -             -            -       51,036      51,036
  Temporary investments, at cost plus
   accrued interest                                  9            3        4,296            17           40            -       4,365
      Total Investments                      2,755,259      301,470      121,634       887,062       74,479       51,036   4,190,940

 Contributions and fund and plan
  transfers receivable                           1,024        1,936        9,681             -          293          281      13,215
 Accrued ESOP contribution receivable                -            -            -       131,791            -            -     131,791
 Accrued dividends on ESOP Preferred
  Stock                                              -            -            -        14,589            -            -      14,589
      Total Assets                           2,756,283      303,406      131,315     1,033,442       74,772       51,317   4,350,535

Less - Liabilities:
 Contributions and fund and plan
  transfers payable                              9,812            -            -             -        1,684            -      11,496
 Loans payable, net                              2,916          719          740             -          173          198       4,746
 Accrued interest on ESOP debt and
  notes payable                                      -            -            -        11,923            -            -      11,923
 ESOP debt                                           -            -            -       552,600            -            -     552,600
 Notes payable to United Technologies
  Corporation                                        -            -            -       131,935            -            -     131,935
 Accrued investment purchases                        -            -          430             -            -            -         430
      Total Liabilities                         12,728          719        1,170       696,458        1,857          198     713,130

Plan Equity                               $  2,743,555  $   302,687  $   130,145  $    336,984  $    72,915  $    51,119  $3,637,405

Units of participation                     557,633,130   33,096,835   28,199,425   227,193,128   48,413,029   51,119,000

Unit value                                $       4.92  $      9.15  $      4.62  $       1.48  $      1.51  $      1.00

         (See accompanying Notes to
           Financial Statements)

              UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                        Statement of Financial Condition
                                November 30, 1993
                    (Thousands of Dollars, except unit value)
                                                                          UTC                                                Funds
                                           Income Fund  Equity Fund   Stock Fund    ESOP Fund   Global Fund   Loan Fund    Combined
Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at
   cost plus accrued interest             $  2,620,323  $         -  $         -  $          -  $         -  $         -  $2,620,323
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
   Fund, at market                                   -            -            -             -       14,829            -      14,829
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund,
   at market                                         -      281,926            -             -       18,878            -     300,804
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                  -            -            -             -       15,736            -      15,736
  United Technologies Corporation Common
   Stock, at market plus accrued
   dividends ($843)                                  -            -      114,183             -            -            -     114,183
  United Technologies Corporation ESOP
   Preferred Stock, at guaranteed value              -            -            -       809,895            -            -     809,895
  Participant loans, at cost plus
   accrued interest                                  -            -            -             -            -       48,636      48,636
  Temporary investments, at cost plus
   accrued interest                                 63            3        2,675         4,110        3,136            -       9,987
      Total Investments                      2,620,386      281,929      116,858       814,005       52,579       48,636   3,934,393

Contributions and fund and plan
 transfers receivable                              336        1,061           91             -          565          603       2,656
Accrued ESOP contribution receivable                 -            -            -       142,880            -            -     142,880
Accrued dividends on ESOP Preferred
 Stock                                               -            -            -        13,291            -            -      13,291
Accrued investment sales                             -            -          882             -            -            -         882
      Total Assets                           2,620,722      282,990      117,831       970,176       53,144       49,239   4,094,102

Less - Liabilities:
 Contributions and fund and plan
  transfers payable                              2,239            -          585             -            -            -       2,824
 Loans payable, net                                490          174            3             -            9        2,605       3,281
 Accrued interest on ESOP debt and
  note payable                                       -            -            -        12,103            -            -      12,103
 ESOP debt                                           -            -            -       586,500            -            -     586,500
 Note payable to United Technologies
  Corporation                                        -            -            -        98,933            -            -      98,933
      Total Liabilities                          2,729          174          588       697,536            9        2,605     703,641

Plan Equity                               $  2,617,993  $   282,816  $   117,243  $    272,640  $    53,135  $    46,634  $3,390,461

Units of participation                     572,460,112   31,296,082   24,763,454   197,765,611   36,657,462   46,634,000

Unit value                                $       4.57  $      9.04  $      4.73  $       1.38  $      1.45  $      1.00

         (See accompanying Notes to
           Financial Statements)

              UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                 Statement of Income and Changes in Plan Equity
                        Plan Year Ended November 30, 1994
                             (Thousands of Dollars)
                                                                         UTC                                               Funds
                                          Income Fund  Equity Fund   Stock Fund    ESOP Fund  Global Fund   Loan Fund    Combined
Contributions:
 Members                                  $  101,511   $   29,278   $    6,558   $        -   $    8,922   $        -   $  146,269
 Employer                                        223           33            3       66,754           12            -       67,025
      Total Contributions                    101,734       29,311        6,561       66,754        8,934            -      213,294

Investment Income:
 Interest                                    195,679            7          167          124           33        3,445      199,455
 Dividends                                         -            -        3,586       65,845            -            -       69,431
      Total Investment Income                195,679            7        3,753       65,969           33        3,445      268,886

Repayments on loans                           17,634        4,089        1,104            -        1,007      (23,834)           -

Unrealized depreciation of investments             -     (114,760)      (6,879)           -         (696)           -     (122,335)

Gain on sale of investments                        -      118,333            -            -        2,780            -      121,113

Deduct:
 Distributions to members:
  In cash                                    144,463       14,787        4,899        9,938        3,072          498      177,657
  In shares of United Technologies
   Corporation Common Stock                        -            -          155            -            -            -          155
 Loans to participants                        19,050        3,743        1,363            -        1,227      (25,383)           -
 Interest expense                                  -            -            -       55,645            -            -       55,645
 Earned and unapplied forfeitures                 33            -            1          213            -            -          247
      Total Deductions                       163,546       18,530        6,418       65,796        4,299      (24,885)     233,704

Inter-fund and inter-plan transfers          (26,125)       1,421       14,781       (2,583)      12,021          (11)        (496)

Transfer from other plans                        186            -            -            -            -            -          186

Net Increase in Plan Equity                  125,562       19,871       12,902       64,344       19,780        4,485      246,944

Plan Equity November 30, 1993              2,617,993      282,816      117,243      272,640       53,135       46,634    3,390,461

Plan Equity November 30, 1994             $2,743,555   $  302,687   $  130,145   $  336,984   $   72,915   $   51,119   $3,637,405

         (See accompanying Notes to
           Financial Statements)

             UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

The United Technologies Corporation Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by United Technologies Corporation (United). Generally, non-represented employees in participating business units of United are eligible to participate in the Plan after the employee has completed one year of service. Below is a brief description of the Plan. More complete information is provided in the plan document which is available from the Plan sponsor.

Members may elect to contribute, through payroll deductions, between 2 and 16 percent of their total compensation. Under the Internal Revenue Code, members whose annual earnings totaled no more than $64,245 could have elected to have tax-deferred contributions made on their behalf of up to 16 percent during plan year 1994 (subject to Internal Revenue Code limitations). This threshold, which is adjusted annually for inflation, increased to $66,000 for plan year 1995. Members whose earnings exceeded that amount could have elected to have tax-deferred contributions in amounts up to 6 percent of compensation subject to Internal Revenue Code non-discrimination tests and other limitations. Member contributions are fully vested at all times under the Plan.

The employer will make contributions with respect to each member equal in amount to 60 percent of the members contributions, up to specified limits. United has established an Employee Stock Ownership Plan (ESOP) to fund United's match of employee contributions. The ESOP Fund will be invested primarily in stock of United and is currently invested primarily in United Series A ESOP Convertible Preferred Stock, having a $4.80 dividend per annum (See Note 6). Employer contributions may not be directed to an investment fund other than the ESOP Fund except for members eligible for early retirement. Members who have reached at least age 55 and have completed at least 10 years of continuous service may direct that up to 50 percent, in multiples of 25 percent, of their ESOP account balances and future employer contributions be invested in the other investment funds offered through the Plan. Generally, employer contributions become fully vested after two years of Plan participation.

All employee contributions are credited to a member account maintained by the Plan Administrator. Contributions will be invested, pursuant to each member's direction, in one or more of the following funds: the Income Fund, the Equity Fund, the UTC Stock Fund, and the Global Fund. Members may elect to have 100 percent of their contributions invested in one investment fund or may allocate the contributions in any whole percentage (effective January 1, 1994) among the funds. Prior to January 1, 1994, allocations were made in multiples of 25 percent. Members are permitted to transfer their accounts between investment funds once per quarter in any whole percentage (effective January 1, 1994). Prior to January 1, 1994, transfers between investment funds were generally performed in multiples of 10 percent.

The Income Fund is invested in contracts issued by five insurance companies designated by the Pension Investment Committee. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance carriers. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance carrier. The weighted average rate set for the 1994 calendar year was 7.5 percent.

The Equity Fund may be invested in common or capital stocks of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by the Trustee, Bankers Trust Company, which is invested primarily in similar types of equity securities. During 1994 and 1993, the Equity Fund was invested principally in the Trustee's BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by this investment are reinvested and increase market value.

The UTC Stock Fund consists principally of 1,988,738 and 1,831,759 shares of Common Stock of United at November 30, 1994 and 1993, respectively.

The Global Fund will be invested in almost equal proportions in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The International Securities Index Fund invests in four other international index funds managed by the Trustee. The Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments. Interest and dividends earned by these investments are reinvested and increase market value.

Members with at least two years of plan participation are allowed to borrow up to 50 percent of their account balances (excluding the ESOP Fund). Loan amounts can range from $1,000 to $50,000 and must be repaid in 5 years or less with interest.

Forfeitures of employer contributions are used to reduce employer contributions; earned but unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Income and Changes in Plan Equity.

Members who transfer to a new location of United which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds.

Number of participants in the Plan at year end were as follows:

                                                                November 30,
                                                              1994         1993
Income Fund                                                 47,776        48,098
Equity Fund                                                 18,625        15,503
UTC Stock Fund                                              10,673         6,488
ESOP Fund                                                   41,998        43,033
Global Fund                                                  7,235         4,379

The participants above may have investments in more than one of the investment funds.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

United has entered into a master trust agreement with Bankers Trust (the Trustee). Under this agreement, certain employee savings plans of United and its subsidiaries combine their trust fund investments in the Master Trust. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in such funds. The plans receive income from the funds' investments which increase the unit values. Distributions reduce the number of participation units held by the plans.

The investments of the Income Fund are valued at cost plus accrued interest. The investments of the Equity Fund, the UTC Stock Fund, and the Global Fund are valued at market as determined by the Trustee by reference to published market data. The ESOP Preferred Stock is valued at its fair value, which is the higher of the guaranteed value ($65) or the market value of United's Common Stock (See
Note 6).

The expenses of operating the Plan are payable  out of the funds held under  the
Plan, unless the employer  elects to pay  such expenses.   The expenses for  the
1994 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by United to satisfy the qualification and exemption requirements of Sections 401(a) and 501(a) of the Internal Revenue Code. United has received a favorable determination letter (dated November 3, 1990) from the Internal Revenue Service (IRS) to the effect that the ESOP portion of the Plan qualifies under Sections 401(a) and 501(a) of the Code. United intends to apply for a new determination letter from the IRS indicating that the other provisions of the Plan, as amended since the date of the most recent IRS letter applicable to such provisions (1986), continue to be tax exempt under Sections 401(a) and 501(a) of the Code. Under these sections, contributions by United, employees (at their election) and related earnings will be tax deferred until such amounts are distributed. It is expected, given the lack of substantive plan amendments, that a favorable determination will be issued from the IRS, and accordingly, no provision is made for federal income taxes.

NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Master Trust Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)                                          November 30,
                                                              1994         1993
CIGNA                                                  $ 1,505,766   $ 1,409,243
Aetna                                                      529,588       543,882
Travelers                                                  449,496       455,988
Prudential                                                 237,500       249,747
Metropolitan Life                                          437,048       328,543
                                                       $ 3,159,398   $ 2,987,403

Amount of the contracts allocable to the Plan          $ 2,755,250   $ 2,620,323

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. The gains recognized by the Master Trust funds and amounts allocable to the Plan, for the Plan year November 30, 1994, are as follows:

(Thousands of Dollars)                                  Equity Fund  Global Fund
Proceeds from sale of securities                       $   397,600   $    55,624
Cost basis of securities sold                              253,925        52,706
Gain on sale                                           $   143,675   $     2,918

Amount of the gain allocable to the Plan               $   118,333   $     2,780

NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

                            November 30,            November 30,
                                1994                    1993
(Thousands of Dollars)   Dollars      Units      Dollars      Units
Income Fund            $  23,243    4,725,942  $   8,900    1,946,163
Equity Fund                2,158      235,984        972      107,542
UTC Stock Fund               725      156,983        312       65,841
Global Fund                  450      298,768        187      129,034
Loan Fund                  2,158    2,158,000        255      255,000

These amounts are reflected as liabilities in the Plan's Form 5500.

NOTE 6 - EMPLOYEE STOCK OWNERSHIP PLAN

In conjunction with the establishment of the ESOP, discussed above, United's Board of Directors authorized 20,000,000 shares of preferred stock, par value $1.00 per share designated as Series A ESOP Convertible Preferred Stock, having an annual dividend of $4.80 per share. Each share of ESOP Preferred Stock is convertible into one share of United's Common Stock. On June 30, 1989, the Trustee acquired 10,153,847 shares of this new series of ESOP Preferred Stock at an acquisition price of $65.00 per share and placed them in the Master Trust for future allocation to participants. On March 30, 1990, the Trustee acquired an additional 2,900,000 shares of this new series of ESOP Preferred Stock at an acquisition price of $69.77 per share and placed them in the Master Trust for future allocation to participants. On February 9, 1994, the Trustee acquired an additional 1,400,000 shares of ESOP Preferred Stock at an acquisition price of $70.22 per share and placed them in the Master Trust for future allocation to participants. The ESOP financed the purchase of these shares with interest bearing promissory notes. United shall contribute sufficient funds each year, when combined with quarterly dividends on the ESOP Preferred Stock, will meet the Trust's debt service requirements.

Participants in the ESOP Fund accrue on a monthly basis a beneficial interest equal to the employer contributions at the rate of 60% of members' participating contributions. This beneficial interest is represented by share equivalents of ESOP Preferred Stock, as calculated monthly at the higher of the month end price of United Common Stock or the $65.00 per share ESOP Preferred Stock guaranteed value. ESOP Preferred Stock dividends, at the annual rate of $4.80 per share, are attributed to these ESOP Preferred Stock share equivalents based on participants' beneficial interests in such shares held as of the record dates which are coincident with the payment dates. As of November 30, 1994 and 1993, participants in the ESOP Fund had an aggregate beneficial interest in ESOP Preferred Stock, net, and attributed dividends totaling approximately $336,984,000 and $272,640,000, respectively. Shares of ESOP Preferred Stock must be allocated to participants' accounts by the Trustee at least once per Plan year, but are generally allocated on the last business day of each month.

Purchased shares of ESOP Preferred Stock are held by the Trustee with the number of purchased shares allocated to each employee determined annually in accordance with a method approved by the Internal Revenue Service. To the extent that allocated shares are not sufficient to meet the matching requirement of the Plan, United will contribute additional ESOP Preferred Stock, United Common Stock or cash.

Shares allocated to employees generally may not be distributed until the employee's termination, disability, retirement or death. Upon distribution, shares of ESOP Preferred Stock must be converted into one share of United's Common Stock or, if the value of the Common Stock is less than the guaranteed value, the Trustee may require United to repurchase the ESOP Preferred Stock for the guaranteed value.

The Trustee accounts for participants' beneficial interests in the ESOP Fund based upon units of participation and related unit value (see Note 2).

The ESOP Preferred Stock is redeemable, in whole or in part, generally at the option of United at a redemption price of $67.40 per share plus accrued and unpaid dividends. The redemption price decreases annually until it reaches $65.00. However, upon notice to the Trustee of United's intention to redeem, the Trustee may elect to convert each ESOP preferred share into one share of United Common Stock if the value of United's Common Stock exceeds the redemption price.

NOTE 7 - ESOP DEBT

On February 1, 1990, the Master Trust with United as guarantor executed a Note and Guaranty Agreement to issue $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP's permanent financing. Interest is payable quarterly on the 10th of March, June, September and December coincident with the dividend payment date on the ESOP Preferred Stock. Principal payments are payable annually on the 10th of December. The amounts outstanding under the Agreement at November 30, 1994 are as follows:

                     Principal     Rate of
Note Series           (000's)      Interest        Due
   A              $   216,000        7.24%         1999
   B                  286,600        7.68%         2008
   C                   17,300        7.68%         2008
   D                   32,700        7.68%         2009

                  $   552,600

Required payments on these Notes, in aggregate, for the next five plan years are $35.1 million in 1995, $35.9 million in 1996, $36.3 million in 1997, $36.4 million in 1998, and $36.3 million in 1999.


NOTE 8 - PURCHASE OF SERIES A ESOP CONVERTIBLE PREFERRED SHARES

On February 9, 1994, the Trustee acquired an additional 1,400,000 shares of ESOP Preferred Stock at an acquisition price of $70.22 per share and placed them in the Master Trust for future allocation to participants. The ESOP financed the purchase of these shares with a 6.75% $98.3 million promissory note issued to United.


NOTE 9 - NOTES PAYABLE TO UNITED

The Notes Payable to United are promissory notes with interest payable quarterly on the 10th of March, June, September and December coincident with the dividend payment date on the ESOP Preferred Stock. Principal payments are generally payable annually on the 10th of December. The current amounts outstanding under the agreements at November 30, 1994 are as follows:

                         Principal     Rate of
   Issue Date             (000's)      Interest        Due
   March 30, 1990     $   93,733        10.50%        2009
  February 9, 1994        38,202         6.75%        2009

                      $  131,935

Required principal payments on the Note issued March 30, 1990 for the next five plan years are $5.5 million in 1995, $4.5 million in 1996, $4.5 million in 1997, $4.6 million in 1998, and $4.6 million 1999. Required principal payments on the
Note issued February 9, 1994 for the next five plan years are $2.4 million per year.

NOTE 10 - PLAN AMENDMENTS

Effective January 1, 1994, the Plan permits transfers between investment funds in any whole percentage. Prior to January 1, 1994, transfers between investment accounts were generally made through increments of 10%.

Effective January 1, 1994, the Plan permits future allocation of investment fund
contributions in any  whole percentage.   Prior to January  1, 1994,  investment
allocations were made in 25% increments.

Effective January 1, 1994, the Plan permits participants to receive an installment distribution upon attaining age 55 with five years of service. Prior to January 1, 1994, the Plan rules required age 55 with a minimum of 10 years of service.

                                   SIGNATURES


The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          EMPLOYEE SAVINGS PLAN



Dated:  May 25, 1995      By: /s/ Daniel P. O'Connell
                              Daniel P. O'Connell
                              Corporate Director, Employee Benefits and Human Resources Systems
                              United Technologies Corporation